UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 27, 2013

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated November 27, 2013, entitled “Poll Result of Extraordinary General Meeting”.
Exhibit 99.2	Announcement dated Novemeber 27, 2013, entitled “Appointment and Retirement of Independent Non-Executive Director and Non-Executive Directors”.
Exhibit 99.3	Announcement dated November 27, 2013, entitled “Renewal of Continuing Connected Transactions With CNOOC Finance”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

 POLL RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON 27 NOVEMBER 2013

The extraordinary general meeting (the “EGM”) was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 27 November 2013 at 3:00 p.m., at which the ordinary resolutions in relation to the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

Reference is made to the Notice of EGM and Circular regarding the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions of CNOOC Limited (the “Company”) dated 8 November 2013 (the “Notice and Circular”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Notice and Circular.

POLL RESULTS AT THE EGM

The EGM was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 27 November 2013 at 3:00 p.m., at which the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

As at the date of the EGM, the total number of Shares in issue was 44,647,455,984. As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolutions  in respect of the Non-Exempt Revised Caps. As at the date of the EGM, OOGC, CNOOC BVI and their respective associates held in aggregate 28,772,727,273 Shares. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote on the ordinary resolutions at the EGM was 15,874,728,711 representing approximately 35.6% of the total number of Shares in issue. There were no Shares entitling the holders to attend and abstain from voting in favour at the EGM as set out in Rule 13.40 of the Listing Rules.

1

The vote-taking at the EGM was scrutinized by representatives from Hong Kong Registrars Limited. The results of the poll at the EGM were as follows:

Number of votes (%)
Ordinary Resolutions	For	Against
1. To approve the Non-exempt Continuing Connected Transactions	9,267,420,083 (99.657347%)	31,864,306 (0.342653%)
2. To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions	9,262,140,583 (99.654509%)	32,110,806 (0.345491%)

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 27 November 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

2

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

APPOINTMENT AND RETIREMENT OF
INDEPENDENT NON-EXECUTIVE DIRECTOR AND
  NON-EXECUTIVE DIRECTORS

The Board is pleased to announce that at a board meeting held on 27 November 2013, the following directors have been appointed with effect from 1 January 2014:

(1)	Mr. Kevin G. Lynch has been appointed as an independent non-executive director of the Company; and a member of the Nomination Committee;

(2)	each of Messrs. Lv Bo, Zhang Jianwei and Wang Jiaxiang has been appointed as a non-executive director of the Company; and

(3)	Mr. Lv Bo has also been appointed as a member of the Remuneration Committee.

The Board also announces that with effect from 1 January 2014:

(4)	Mr. Wang Tao will retire as an independent non-executive director of the Company and a member of the Nomination Committee;

(5)	each of Mr. Zhou Shouwei and Mr. Wu Zhenfang will retire as a non-executive director of the Company; and

(6)	Mr. Wu Zhenfang will also retire a member of the Remuneration Committee.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that during the board meeting held on 27 November 2013, Mr.  Kevin G. Lynch (“Mr. Lynch”) has been appointed as an independent non-executive director of the Company and a member of the Nomination Committee with effect from 1 January 2014.

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University.  He also holds seven honorary degrees.  Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada.  He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada.  Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009.  Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System.  He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada.  Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the Toronto Stock Exchange, a director of BMO China and Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch has been appointed as an independent non-executive director of the Company on 27 November 2013, and such appointment will take effect from 1 January 2014.

1

Mr. Lynch does not have a service contract with the Company but pursuant to the letter of appointment with the Company, Mr. Lynch is appointed as an independent non-executive director of the Company with effect from 1 January 2014.   Mr. Lynch will be entitled to an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax).  The emolument of Mr. Lynch was determined by the Board with reference to perception of industry standards and prevailing market conditions.  The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary.  Mr. Lynch is subject to the provisions of the letter of appointment and the provisions in the Articles of Association of the Company (the “Articles”), and is expected to be subject to re-election at the coming Annual General Meeting of the Company.

As at the date of this announcement, save as disclosed above, Mr. Lynch has not held any directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Saved as disclosed above, Mr. Lynch does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lynch has confirmed that he meets the independence criteria set out in Rule 3.13 of the he Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

The Board is pleased to announce that during the board meeting held on 27 November 2013, Mr. Lv Bo (“Mr. Lv”), Mr. Zhang Jianwei (“Mr. Zhang”) and Mr. Wang Jiaxiang (“Mr. Wang”) have been appointed as the non-executive directors of the Company with effect from 1 January 2014.  Further, Mr. Lv has also been appointed as a member of the Remuneration Committee with effect from 1 January 2014.

2

Appointment of Mr. Lv Bo

Born in 1962, Mr. Lv received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of the First Office of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Director of the First Office of the Fourth Cadre Bureau of the Organization Department of the Communist Party of China Central Committee and Director of the Second Office of the Fifth Cadre Bureau of the Organization Department of the Communist Party of China Central Committee.  Mr. Lv joined China National Offshore Oil Corporation (“CNOOC”) in 2002 and served as the Director of the Human Resources Department of CNOOC.  In November 2006, Mr. Lv became the Assistant President of CNOOC.  In April 2010, Mr. Lv was appointed as the Vice President of CNOOC.  Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv has been appointed as a non-executive director of the Company on 27 November 2013, and such appointment will take effect from 1 January 2014.

Under the service agreement between the Company and Mr. Lv, Mr. Lv’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lv was determined with reference to perception of industry standards and prevailing market conditions.  The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary.  Mr. Lv’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination.  Mr. Lv will be subject to the provisions of his service agreement and the retirement provisions in the Articles, and is expected to be subject to re-election at the coming Annual General Meeting of the Company.

As at the date of this announcement, save as disclosed above, Mr. Lv has not held any directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Saved as disclosed above, Mr. Lv does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

Appointment of Mr. Zhang Jianwei

Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry.  He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was appointed as the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang has been appointed as a non-executive director of the Company on 27 November 2013, and such appointment will take effect from 1 January 2014.

3

Under the service agreement between the Company and Mr. Zhang, Mr. Zhang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Zhang was determined with reference to perception of industry standards and prevailing market conditions.  The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhang’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination.  Mr. Zhang will be subject to the provisions of his service agreement and the retirement provisions in the Articles, and is expected to be subject to re-election at the coming Annual General Meeting of the Company.

As at the date of this announcement, save as disclosed above, Mr. Zhang has not held any directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Saved as disclosed above, Mr. Zhang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

Appointment of Mr. Wang Jiaxiang

Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC (China) Limited – Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation.  In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited.  In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC.  Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group.  In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang has been appointed as a non-executive director of the Company on 27 November 2013, and such appointment will take effect from 1 January 2014.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax).  The emolument of Mr. Wang was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination.  Mr. Wang will be subject to the provisions of his service agreement and the retirement provisions in the Articles, and is expected to be subject to re-election at the coming Annual General Meeting of the Company.

4

As at the date of this announcement, save as disclosed above, Mr. Wang has not held any directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Saved as disclosed above, Mr. Wang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Wang Tao will retire as an independent non-executive director of the Company and a member of the Nomination Committee with effect from 1 January 2014.  Mr. Wang Tao confirmed that he has no disagreement with the Board in any respects and there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

RETIREMENT OF NON-EXECUTIVE DIRECTORS

The Board also announces that with effect from 1 January 2014, Mr. Zhou Shouwei will retire as a non-executive director of the Company and Mr. Wu Zhenfang will retire as a non-executive director of the Company and a member of the Remuneration Committee.

Each of Mr. Zhou Shouwei and Mr. Wu Zhenfang confirmed that he has no disagreement with the Board in any respects and there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

The Board would like to welcome Mr. Kevin G. Lynch, Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang on their appointments and to express its appreciation and gratitude to Mr. Wang Tao, Mr. Zhou Shouwei and Mr. Wu Zhenfang for their contribution and services to the Company.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 27 November 2013

5

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

6

Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNOOC FINANCE

Reference is made to the announcements of the Company dated 14 October 2008, 20 August 2010, 27 May 2012 and 31 May 2012 in relation to the Existing Agreement. The Existing Agreement will expire on 31 December 2013. The Company and CNOOC Finance have entered into the Renewal Agreement on 27 November 2013 to renew the Existing Agreement under the same terms for a period of three years with effect from 1 January 2014.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the depositary services under the Renewal Agreement is less than 5% but more than 0.1%, the depositary services under the Renewal Agreement will be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, 14A.45 to 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

Other than the depository services, all other Continuing Connected Transactions under the Renewal Agreement will be exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014 TO 2016

Background

Reference is made to the announcements of the Company dated 14 October 2008, 20 August 2010, 27 May 2012 and 31 May 2012 in relation to the Existing Agreement. The Existing Agreement will expire on 31 December 2013. The Company and CNOOC Finance have entered into the Renewal Agreement on 27 November 2013 to renew the Existing Agreement under the same terms for a period of three years with effect from 1 January 2014.

The Renewal Agreement

Date:	27 November 2013
Parties:	The Company
CNOOC Finance
Term:	The Renewal Agreement will be effective for a period of three years commencing on 1 January 2014 and ending on 31 December 2016.
Terms and conditions:	Apart from the extension of its duration, all other terms and conditions of the Existing Agreement will remain unchanged.
Other than the depository services, all other Continuing Connected Transactions under the Renewal Agreement will be exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements.

The Group utilises the Services on a voluntary, non-exclusive basis and is not obliged to engage CNOOC Finance for any such Services, or at all. CNOOC Finance is merely one of a number of financial institutions which provide financial services to the Group.

Information relating to CNOOC Finance

CNOOC Finance is a non-bank finance subsidiary of CNOOC established in June 2002 with the approval of the PBOC. It is subject to the supervision of the CBRC. According to its business license, it is authorized to provide to the Group all services set out in the Existing Agreement and the Renewal Agreement and provide similar services to other members of the CNOOC Group (but not other parties).

As of the date of this announcement, the registered capital of CNOOC Finance is RMB 4 billion. As CNOOC Finance is a subsidiary of CNOOC, it is an Associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. CNOOC Finance is managed by its board of directors. CNOOC China Limited, a wholly-owned subsidiary of the Company, holds a 31.80% interest in CNOOC Finance, and has the right to nominate directors to the board of directors of CNOOC Finance, subject to approval by the shareholders of CNOOC Finance at its shareholders’ meeting. Currently, two of the nine directors of CNOOC Finance are nominated by CNOOC China Limited.

CNOOC Finance is rated AA-/Stable by The Standard & Poor’s and Aa3/ Stable by Moody’s. To the best knowledge of the Directors, such credit ratings are currently among the highest ratings assigned by these rating agencies to PRC commercial financial institutions, including commercial banks.

Internal control procedures and corporate governance measures

In order to protect the interests of the Shareholders, the Group will continue to adopt the following internal control procedures and corporate governance measures in relation to its utilization of the Services provided by CNOOC Finance:

(i)
A monthly report on the status of the Group’s deposits with CNOOC Finance will be delivered by CNOOC Finance to the Company before noon on the third day of the following month (or the following business day if banks are not generally open in the PRC on such day).

(ii)	A copy of every regulatory report submitted by CNOOC Finance to the CBRC will be provided to the Company.

(iii)
The financial statements of CNOOC Finance for each month will be provided to the Company on the fifth day of the following month (or the following business day if banks are not generally open in the PRC on such day).

The Board (including the independent non-executive Directors) considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company  concerning the Continuing Connected Transactions with CNOOC Finance are appropriate and sufficient having regard to the manner in which such continuing connected transactions have been conducted in the past, and that the procedures and measures give sufficient assurance to Independent Shareholders that the Continuing Connected Transactions will be appropriately monitored by the Company.

Reasons for and benefits of the Continuing Connected Transactions

The Company believes that CNOOC Finance, with its credit ratings, asset size and corporate governance practices, will be able to fulfill its obligations under the Renewal Agreement. The main reasons for and benefits of the Company to enter into the Renewal Agreement are as follows:

(i)
As CNOOC Finance is familiar with the business and transaction pattern of the Group and the CNOOC Group, the settlement services provided by CNOOC Finance tend to provide a more efficient settlement platform than those that could be provided by independent commercial banks. The settlement services enable the Group to achieve same-day zero-rate settlement at no cost. This also helps to reduce the Group’s transaction costs, such as handling fees for the transfer of funds and other administrative expenses.

(ii)
For the purpose of facilitating the settlement of transactions between the members of the Group, and for transactions between the members of the Group and the members of the CNOOC Group or other third parties, the Group must maintain certain funds with CNOOC Finance. The depository services enable the Group to achieve such purpose. In addition, although the interest rates for deposits are regulated by the PBOC and CNOOC Finance offers the same interest rates as independent commercial banks, CNOOC Finance can assist the Group to formulate a beneficial deposit mix comprising different types of deposits such as current deposits, call deposits and fixed deposits, which allows the Group to increase its return on funds and retain sufficient working capital flexibility.

(iii)
Given that CNOOC Finance is subject to regulation by the PBOC and CBRC, and in  light  of  the  credit  ratings  of  CNOOC  Finance  by  the  international ratings agencies referred to above, the Company also believes that the risk profile of CNOOC Finance, as a financial services provider to the Group, is not greater than those of independent commercial banks in the PRC.

(iv)
The discounting services provide the Group’s customers with flexibility in payment terms and accelerate the Group’s collection of sale proceeds. Upon the discounting of commercial notes, the Company may receive the sale proceeds as if the sale was effected as a cash sale. This arrangement helps to efficiently reduce the Group’s receivables balance and accelerate the Group’s fund flows.

(v)
PRC laws do not permit companies, including affiliates, to extend intra-group loans directly without going through a financial agency. CNOOC Finance serves as the financial agency through which the funds of the Company and its subsidiaries may be channelled efficiently to be used by each other by way of entrustment loans.

(vi)
As an intra-group service provider, CNOOC Finance generally has better and more efficient communication with the Group compared with independent commercial banks. Through the information system operated by CNOOC Finance, the Group can access the status of receipts and payments of funds made through CNOOC Finance, as well as the status of funds, at no cost and at any time.

(vii)
As a shareholder of CNOOC Finance, the Group has authority to supervise and monitor the operations and risk controls of CNOOC Finance. Accordingly, the funds placed with CNOOC Finance could be well monitored.

However, if independent commercial banks or other financial institutions offer specific advantages which are more favorable to the Group in respect of any of the Services set out in the Existing Agreement as extended by the Renewal Agreement, the Group may discontinue its use of such Services provided by CNOOC Finance without having to incur unreasonable extra costs.

The Board (including the independent non-executive Directors) considers that the Existing Agreement as extended by the Renewal Agreement are based on normal commercial terms or on terms no less favourable than those available from independent third parties under prevailing local market conditions, are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and the terms of the Existing Agreement as extended by Renewal Agreement and the relevant cap in respect of the maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical transaction figures and the existing cap

The cap on the maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB 9.8 billion from 1 January 2011 to 31 May 2012 and RMB18.5 billion from 1 June 2012 to 31 December 2013 respectively.

A breakdown of the approximate historical transaction figures for the depositary services is as follows:

For the year ended 31 December 2011	From 1 January 2012 to 31 May 2012	From 1 June 2012 to 31 December 2012	From 1 January 2013 to 31 October 2013
Maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services)
RMB 9,799,992,298.50	RMB 9,799,993,379.68	RMB 18,227,331,587.93	RMB 18,499,992,410.83

Future cap and rationale

The Board has considered and proposed the cap on the maximum daily outstanding balance of deposits (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) to be RMB 22 billion with effect from 1 January 2014 (being the effective date of the Renewal Agreement) and ending on 31 December 2016.

The cap on the maximum daily outstanding balance of deposits above was calculated on the basis of several factors including (i) the requirements for  settlement  of  transactions  with  members  of the CNOOC  Group  or  any  third  party (including those receivables arising from the sales of petroleum and natural gas of the Group to the CNOOC Group and any third party and payables by the Group to members of the CNOOC Group or any third party for the provision of different types of services to the Group); (ii) the expected amount of interest income from CNOOC Finance compared with interest income that could otherwise be realised by placing deposits with independent commercial banks; (iii) the control of financial risks in selecting financial services providers; and (iv) the strategies of the treasury management of the Company taking into account of the business development plans and the financial needs of the Group. Both the historical figures and the cap refer to the maximum daily outstanding balances during the term of the Existing Agreement, and are not cumulative in nature.

Implications under the Listing Rules

As CNOOC Finance is a subsidiary of CNOOC, it is an Associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Services constitute continuing connected transactions of the Company under the Listing Rules.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the depositary services under the Renewal Agreement is less than 5% but more than 0.1%, the depositary services under the Renewal Agreement will be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, 14A.45 to 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

As the loans services will be provided by CNOOC Finance for the benefit of the Group on normal commercial terms where no security over the assets of the Group is to be granted in respect of the loans services, the loans services under the Existing Agreement and the Renewal Agreement are exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rules 14A.37 and 14A.65(4) of the Listing Rules.

As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) applicable to the settlement services, discounting services and entrustment loans services is expected to be less than 0.1%, the transactions contemplated thereunder are exempted from the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.33(3)(a) of the Listing Rules.

None of the Directors has any material interest in the transactions contemplated under the Existing Agreement or the Renewal Agreement and hence no Director was required to abstain from voting on the board resolution approving the Renewal Agreement, the transactions contemplated thereunder and the cap on the maximum daily outstanding balance of deposits.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The principal business activity of CNOOC Finance is the provision of financial services to members of CNOOC Group and the Group.

DEFINITIONS

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“CNOOC”	China National Offshore Oil Corporation , the controlling Shareholder indirectly holding approximately 64.44% of all of the shares of the Company as at the date of this announcement

“CNOOC Finance”	CNOOC Finance Corporation Limited , a limited liability company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares  are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“Continuing Connected Transactions” or “Services”	the settlement services, the depository services, the discounting services, the loans services and the entrustment loans services contemplated under the Existing Agreement and the Renewal Agreement

“Controlling Shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	director(s) of the Company as at the date of this announcement

“Existing Agreement”
the financial services framework agreement dated 14 October 2008 entered into between the Company and CNOOC Finance in relation to the provision of the Services as renewed by the  renewal agreement dated 20 August 2010 entered into between the Company and CNOOC Finance for a period of three years with effect from 1 January 2011

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	the Shareholders other than CNOOC and its Associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PBOC”	the People’s Bank of China , the central bank of the PRC

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Renewal Agreement”	the agreement dated 27 November 2013 entered into between the Company and CNOOC Finance in relation to the renewal of the Existing Agreement for a period of three years with effect from 1 January 2014

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	registered holder(s) of the shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 27 November 2013

As at the date of this announcement, the Board comprises of:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang

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